EXHIBIT 99.1

COMPANY CONTACTS:

Jay S. Hennick
Founder & CEO

D. Scott Patterson
President & COO

John B. Friedrichsen
Senior Vice President & CFO

(416) 960-9500

FOR IMMEDIATE RELEASE

FirstService closes the sale of its security division to ADT Security

Proceeds from divestiture combined with existing funds to drive growth

TORONTO, CANADA – July 2, 2008 – FirstService Corporation (“FirstService”) (NASDAQ: FSRV; TSX: FSV and FSV.PR.U) announced today that it has closed the sale of its integrated security division, FirstService Security, to ADT Security (“ADT”), a unit of Tyco International (NYSE: TYC), previously announced on April 14, 2008.

“The completion of this strategically important transaction by FirstService now allows us to focus on executing our strategy of building our company into a significant global provider of diversified real estate services,” said Jay Hennick, Founder and Chief Executive Officer of FirstService. “Accelerating the growth of our three real estate services platforms through a combination of internal growth and acquisitions is a priority and we are in a stronger position than ever to achieve our goals and create greater long-term value for the shareholders of FirstService during a period of great opportunity”.

“We would like to thank our partners and employees of FirstService Security for their tireless dedication and years of contribution and would like to extend our best wishes to them, and ADT, as they take this business to the next level”, added Mr. Hennick.

ABOUT FIRSTSERVICE CORPORATION

FirstService is a global diversified leader in the rapidly growing real estate services sector, providing services in the following three areas: commercial real estate; residential property management; and property improvement services. Industry-leading service platforms include: Colliers International, the third largest global player in commercial real estate; FirstManagement Partners, the largest manager of residential properties in North America; and The Franchise Company, the largest provider of property improvement services through franchise and contractor networks in North America.

FirstService is a diversified property services company with more than US$1.6 billion in annualized revenues and more than 17,000 employees worldwide. More information about FirstService is available at www.firstservice.com.

FORWARD-LOOKING STATEMENTS

Certain statements included in this release contain words such as “could”, “expects”, “expectations”, “may”, “anticipates”, “believes”, “intends”, “estimates” and “plans” (and similar expressions) and constitute “forward-looking statements” within the meaning of applicable securities law. These statements are based on FirstService’s current expectations, estimates, forecasts and projections about the operating environment, economies and markets in which FirstService and its subsidiaries operate. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which are difficult to predict and may cause the actual results, performance or achievements of FirstService, or outcomes or results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions which will, among other things, impact demand for the FirstService’s services, service industry conditions and capacity and the cost of providing services; the ability of FirstService to implement its business strategy, including FirstService’s ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; changes in or the failure to comply with government regulations (especially safety and environmental laws and regulations); and other factors which are described in FirstService’s filings with the U.S. Securities and Exchange Commission and Canadian regulatory authorities. These statements, although considered reasonable by FirstService at the date of this press release, may prove to be inaccurate and consequently FirstService’s actual results could differ materially from its expectations as set out or implied in this release. Unless otherwise required by applicable securities laws, FirstService disclaims any intention or obligation to update or revise any forward-looking statements.